Exhibit 99.1

SSR Mining Achieves 2020 Production Guidance and Provides Full Year 2021 Outlook of 720,000 to 800,000 Gold Equivalent Ounces at AISC of $1,050 to $1,110 Per Ounce

DENVER, Jan. 19, 2021 /CNW/ - SSR Mining Inc. ("SSR Mining" or the "Company") (NASDAQ: SSRM) (TSX: SSRM) (ASX: SSR) announces full year 2020 production results and 2021 outlook. In 2020, the Company's four operating assets produced approximately 711,000 gold-equivalent ounces, delivering strong fourth quarter performance of approximately 220,000 gold-equivalent ounces. In 2021, the Company expects to produce, on a consolidated basis, 720,000 to 800,000 gold-equivalent ounces at consolidated all-in sustaining costs ("AISC") of $1,050 to $1,110 per ounce.

Rod Antal, President and CEO said, "2020 was a transformational year for SSR Mining as we successfully completed and integrated the merger with Alacer Gold, delivered a number of value-enhancing catalysts, and navigated the challenges presented by the COVID-19 pandemic. During this period of unprecedented change, the Company delivered on its 2020 production guidance and all four operating sites exited the year with strong operational momentum and clearly defined growth initiatives.

Looking ahead to 2021, we are focused on continuing to generate peer leading free cash flow and returning capital to our shareholders, while prudently investing-in and optimizing our assets. This year we will be advancing and executing on our organic growth portfolio aimed at increasing production, reducing costs, and extending mine lives from our near-mine, low capital intensity pipeline. Our 2021 outlook builds on our 2020 performance and will continue to demonstrate our capability to sustain 700,000 to 800,000 gold-equivalent ounces of production for the next 5+ years."

Full Year 2021 Outlook

Operating Guidance (100%) (1)		Çöpler (2)	Marigold	Seabee	Puna	Other	Consolidated
Gold Production	koz	310 - 340	235 - 265	95 - 105	—	—	640 - 710
Silver Production	Moz	—	—	—	6.0 - 7.0	—	6.0 - 7.0
Gold Equivalent Production	koz	310 - 340	235 - 265	95 - 105	80 - 90	—	720 - 800
Cash Cost per Ounce (3)	$/oz	550 - 600	810 - 860	525 - 575	10.00 - 11.50	—	660 - 715
Sustaining Capital Expenditures (4)	$M	52	53	11	19	—	135
Capitalized Stripping / Capitalized Development	$M	9	47	19	13	—	88
Sustaining Exploration Expenditures	$M	2	7	1	1	—	11
General & Administrative	$M	—	—	—	—	30 - 35	30 - 35
Share Based Compensation	$M	—	—	—	—	15 - 20	15 - 20
All-In Sustaining Cost per Ounce (3)	$/oz	760 - 810	1,250 - 1,290	860 - 910	16.00 - 17.50	—	1,050 - 1,110
Growth Capital Expenditures	$M	26	—	7	—	—	33
Growth Exploration and Development Expenditures(5)	$M	31	11	7	—	5	54
Total Growth Capital	$M	57	11	14	—	5	87

(1)	Figures may not add due to rounding.
(2)	Figures are reported on a 100% basis. Çöpler is 80% owned by SSR Mining.
(3)	SSR Mining reports the non-GAAP financial measures of cash costs and AISC per payable ounce of gold and silver sold to manage and evaluate operating performance at Çöpler, Marigold, Seabee and Puna. See "Cautionary Note Regarding Non-GAAP Measures". AISC includes site level G&A allocations, reclamation and closure cost provision accretion expense and IFRS 16 lease payments.
(4)	Excludes sustaining exploration expenditures. Includes $9.5 million in oxygen plant lease payments at Çöpler.
(5)	Growth exploration and development expenditures are shown on a 100%, of which SSR Mining attributable amount totals $46M.

2021 Priority Operational and Development Catalysts:

Çöpler:

  Flotation circuit construction, with expected ramp-up beginning mid-year 2021
  Ardich exploration and concurrent development towards first production in 2023
  C2 exploration and advancement, focusing on an expandable development plan

Marigold:

  Ongoing cost reduction and continuous improvement initiatives
  Oxide exploration targeting higher grades and conversion at Mackay, Valmy, New Millennium, Trenton Canyon and Buffalo Valley
  Sulfide exploration and evaluation

Seabee:

  Increase mining rates to exploit latent mill capacity
  Gap Hanging Wall Mineral Resource conversion
  Seabee and Fisher exploration and resource development

Puna:

  Continue steady state production with focus on increasing productivity
  Achieve and sustain mill throughput rates above 4,000 tonnes per day
  Implement and integrate owner-operated ore transport fleet

Free cash flow generation in 2021 is expected to be approximately 75% weighted to the second half of the year due to the timing of the ramp-up and commissioning of the flotation circuit at Çöpler, timing of capital expenditures across all sites, working capital seasonality at Seabee, and tax and royalty payments that are paid in the first half of the year.

Çöpler, Turkey

For 2020, gold production for Çöpler was 327,000 ounces, in-line with updated full-year guidance. Gold production was 83,000 ounces in the fourth quarter of 2020.

In 2021, Çöpler is expected to produce 310,000 to 340,000 ounces of gold at mine site AISC of $760 to $810 per ounce. For the full-year, gold production is weighted to the second half of 2021 due to the commissioning and ramp-up of the flotation circuit within the sulfide plant. The flotation circuit is anticipated to increase the gold and sulfide sulfur grades processed through the autoclaves, reduce unit costs, and increase sulfide plant throughput and gold production. Commissioning and ramp-up of the flotation circuit is expected by mid-year 2021.

Sustaining capital expenditures are planned to total $52 million, which includes ongoing construction of the tailings storage facility ("TSF"), oxygen plant lease payments and for continued optimization work on the sulfide plant. Of this amount, $8 million is carried over from 2020 due to delays related to COVID-19. Growth capital expenditures are planned to total $26 million, which includes capital for the flotation circuit and heap leach pad expansions. Capitalized stripping is expected to be $9 million for the full year.

Marigold, USA

For 2020, gold production for Marigold was 234,000 ounces, in-line with updated full-year guidance. Marigold finished the year with strong quarterly gold production of 77,000 ounces, a new quarterly record for the operation.

In 2021, Marigold production is expected to be 235,000 to 265,000 ounces of gold at mine site AISC of $1,250 to $1,290 per ounce.

Sustaining capital expenditures are planned to total $53 million, which includes scheduled mine fleet replacements, construction of de-watering water wells, construction of a new leach pad cell and equipment purchases. Capitalized stripping is expected to be $47 million for the full year due to stripping of the M4 phase within the Mackay pit. 2021 represents a high-stripping year for Marigold, providing access to future ore sources in 2022 and beyond.

Seabee, Canada

For 2020, gold production for Seabee was 82,000 ounces, in-line with updated full-year guidance. Gold production was 32,000 ounces in the fourth quarter of 2020.

In 2021, Seabee is expected to produce 95,000 to 105,000 ounces of gold at mine site AISC of $860 to $910 per ounce.

Sustaining capital expenditures are planned to total $11 million which includes mining and surface equipment purchases and underground infrastructure. Growth capital expenditures, which are predominantly carried over from 2020 due to COVID-19 related impacts, are planned to total $7 million, and are for phase two of the Triangle Lake TSF expansion project. Capital expenditures are concentrated in the first half of the year during the ice road season. Capitalized development is expected to be $19 million for the full year to support higher mining rates and establish access to deeper portions of Santoy 8A and 9A.

Puna Operations, Argentina

For 2020, silver production from Puna was 5.6 million ounces, exceeding updated full-year guidance. Silver production was 2.2 million ounces in the fourth quarter of 2020.

In 2021, Puna is expected to produce 6.0 to 7.0 million ounces of silver at mine site AISC of $16.00 to $17.50 per ounce. The operation is expected to transition to the owner-operated ore haulage truck fleet in the first half of the year following COVID-19 related delays in 2020.

Sustaining capital expenditures are planned to total $19 million, which includes $8 million carried over from 2020 and is primarily related to maintenance of mining equipment and plant maintenance. Capitalized stripping is expected to be $13 million for the full year.

Exploration and Resource Development

In 2021, total exploration and resource development expenditures are expected to total $65 million, of which $54 million represents discretionary growth expenditures to advance near-mine brownfield opportunities across our portfolio.

At Çöpler, 2021 consolidated exploration expenditures are estimated at $33 million, with a primary focus on Ardich Mineral Resource expansion and conversion, Çöpler Saddle, Mavialtin, C2 copper-gold exploration, and Çöpler District Master Plan development.

At Marigold, 2021 total exploration expenditures are estimated at $18 million, focusing on oxide Mineral Resource additions and conversion at Mackay, Valmy, New Millennium, and Trenton Canyon. Growth exploration expenditures also include studies and test work at Trenton Canyon and Buffalo Valley.

At Seabee, 2021 total exploration expenditures are estimated at $8 million with a focus on expansion and definition of the Santoy Gap Hanging Wall and surface drill programs at the Seabee, Fisher and Amisk properties. The Company exercised its option agreement at the Fisher property in January 2021, and now holds an 80% ownership interest and operatorship of the Fisher joint venture.

At Puna, 2021 total exploration expenditures are anticipated to total $1 million. Other exploration and development expenditures total $5 million and are related to Pitarrilla, San Luis, U.S. and Canadian greenfield exploration opportunities.

Assumptions

All figures in U.S. dollars, unless otherwise noted. Gold equivalent figures for 2021 operating guidance are based on a gold-to-silver ratio of 76:1. Gold equivalent figures for 2020 are based on a gold-silver ratio of 81:1. Cash costs and capital expenditures guidance is based on an oil price of $45 per barrel and an exchange rate of 1.30 Canadian dollars to one U.S. dollar. All figures are presented on a 100% basis.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced 711,000 gold-equivalent ounces.

SSR Mining's diversified asset portfolio is comprised of high margin, long-life assets along several of the world's most prolific precious metal districts including the Çöpler mine along the Tethyan belt in Turkey; the Marigold mine along the Battle Mountain-Eureka trend in Nevada, USA; the Seabee mine along the Trans-Hudson Corridor in Saskatchewan, Canada; and Puna Operations along the Bolivian silver belt in Jujuy, Argentina. SSR Mining has an experienced leadership team with a proven track record of value creation. Across SSR Mining, the team has expertise in project construction, mining (open pit and underground), and processing (pressure oxidation, heap leach, and flotation), with a strong commitment to health, safety and environmental management.

SSR Mining intends to leverage its strong balance sheet and proven track record of free cash flow generation as foundations to organically fund growth across the portfolio and to facilitate superior returns to shareholders.

SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer

Brian Martin, Director, Corporate Development & Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (888) 338-0046 or +1 (604) 689-3846

To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.

Cautionary Note Regarding Forward-Looking Information and Statements:

Except for statements of historical fact relating to us, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and our other public filings. Forward-looking information relates to statements concerning our outlook and anticipated events or results and in some cases, can be identified by terminology such as "may", "will", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.

Forward-looking information and statements in this press release are based on certain key expectations and assumptions made by us. Although we believe that the expectations and assumptions on which such forward-looking information and statements are based are reasonable, undue reliance should not be placed on the forward-looking information and statements because we can give no assurance that they will prove to be correct. Forward-looking information and statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to the COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in our reports filed with the Canadian securities regulatory authorities.

Forward-looking information and statements in this press release include statements concerning, among other things: preliminary cost reporting in this document; production, cost, and capital expenditure guidance; our near term operational and development catalysts; the results of any gold reconciliations; the ability to discover additional oxide gold ore; the generation of free cash flow and payment of dividends; matters relating to proposed exploration; communications with local stakeholders; maintaining community and government relations; negotiations of joint ventures; negotiation and completion of transactions; commodity prices; Mineral Resources, Mineral Reserves, conversion of Mineral Resources, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the development approach; the timing and amount of future production; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; capital and operating expenditures; economic conditions; availability of sufficient financing; exploration plans; receipt of regulatory approvals; expectations regarding COVID-19, its ongoing impact on us and any interruptions it may cause on our operations; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information and statements are based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of our filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations of joint ventures; weather conditions at our operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to our mines or facilities; lack of legal challenges with respect to our properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While we consider these factors and assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.

You should not place undue reliance on forward-looking information and statements. Forward-looking information and statements are only predictions based on our current expectations and our projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in our filings on our website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, we do not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC's rules that are applicable to domestic United States reporting companies. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Cautionary Note Regarding Non-GAAP Measures

We have included certain non-GAAP performance measures throughout this document. These performance measures are employed by us to measure our operating and economic performance internally and to assist in decision-making, as well as to provide key performance information to senior management. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate our operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP measures should be read in conjunction with our condensed consolidated interim financial statements.

Cash costs and AISC per ounce sold are Non-GAAP Measures with no standardized definition under IFRS. For further information and a detailed reconciliation to IFRS, please see the "Non-GAAP Financial Measures" section of our Management's Discussion and Analysis dated as of November 12, 2020 filed on SEDAR at www.sedar.com.

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CO: SSR Mining Inc.

CNW 17:21e 19-JAN-21